                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)




                         ADVANTICA RESTAURANT GROUP INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    00758B109
             ------------------------------------------------------
                                 (CUSIP Number)

  Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida 34102 (941) 262-8577
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 24, 2000
             ------------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or
                     13d-1(g), check the following box [x].
                         (Continued on following pages)
                               Page 1 of 10 pages

    NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
           Rule 13d-7 for other parties to whom copies are to be sent

----------------

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

----------------------                                               -----------
CUSIP NO.    00758B109                                               PAGE 2 OF 9
----------------------                                               -----------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Lloyd I. Miller, III                 ###-##-####
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  / /

                                                                   (b) / /
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          00**
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)                                          / /

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                                7        SOLE VOTING POWER

                                         3,335,567***
           NUMBER OF          --------------------------------------------------
            SHARES              8        SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                      2,525,001***
             EACH             --------------------------------------------------
           REPORTING            9        SOLE DISPOSITIVE POWER
            PERSON
             WITH                        3,335,567***
                              --------------------------------------------------
                                10       SHARED DISPOSITIVE POWER

                                         2,525,001***
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,860,568
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        / /

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN-OO**
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**SEE RESPONSE TO ITEM 3, HEREIN.
***SEE RESPONSE TO ITEM 5(b), HEREIN.

ORIGINAL REPORT ON SCHEDULE 13D

Item 1.      Security and Issuer

       This statement relates to the Common Stock, par value $.01 per share (the "Shares") of Advantica Restaurant Group, Inc. (the "Company"). The Company has its principal executive offices at 203 East Main Street, Spartanburg, SC 29319.

Item 2.      Identity and Background

       This statement is filed by Lloyd I. Miller, III ("Miller"). Miller's principal business address is 4550 Gordon Drive, Naples, Florida 34102. Miller's principal occupation is investing assets held by or on behalf of his family. During the past five years, Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which Miller was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Miller is a United States citizen.

Item 3.      Source and Amount of Funds or Other Considerations

       Miller is the advisor to Trust A-1, Trust A-2, Trust A-3, Trust A-4 and Trust C (the "Trusts"). Trust A-1, Trust A-2, Trust A-3 and Trust A-4 were created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts. The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the "Trust Agreement"). Miller was named as advisor to PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati,
Ohio), the Trustee named in the Trust Agreement. Such appointment became effective on April 22, 1990, the date of death of Lloyd I. Miller, the Grantor of the Trusts. All of the Shares purchased by Miller as advisor to the Trusts were purchased by funds generated and held by the Trusts. The purchase price for the Shares was $35,831.20 for Trust A-1; $151,619.11 for Trust A-2; $156,711.73
for Trust A-3; $4,359,252.38 for the Shares and warrants in Trust A-4 and $878,293.26 for Trust C.

       Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC (the "Operating Agreement"), dated as of December 10, 1996. Milfam LLC is the managing general partner of (i) Milfam I, L.P., a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam I, L.P. (the "Partnership Agreement"), dated December 11, 1996, and (ii) Milfam II, L.P. a Georgia limited Partnership established, pursuant to the Partnership Agreement for Milfam II, L.P. (the "Milfam II Partnership Agreement"), dated December 11, 1996. All of the Shares Miller is deemed to beneficially own as the manager of the managing general partner of Milfam I, L.P. were purchased with money contributed to Milfam I, L.P. by its partners (as identified on the signature page of Exhibit 99.3, attached hereto), or money generated and held by Milfam I, L.P.. All of the Shares Miller is deemed to beneficially own as the manager of the managing general partner of Milfam II, L.P. were purchased with money contributed to Milfam II, L.P. by its partners (as identified on the signature page of Exhibit 99.4, attached hereto), or money generated and held by Milfam II, L.P. The purchase price for the Shares and warrants Miller is deemed to beneficially own as the manager of the managing general partner of Milfam I, L.P. was $1,237,450.26. The purchase price for the Shares and warrants Miller is deemed to beneficially own as the manager of the managing general partner of Milfam II, L.P. was $3,174,624.85.

       All of the Shares purchased by Miller on his own behalf, were purchase with personal funds generated and held by Miller. The purchase price for the Shares purchased by Miller, on his own behalf was $1,065,647.10.

       Miller is the trustee for certain generation skipping trusts (each a "GST") including Catherine Miller GST, Kimberly Miller GST and Lloyd I. Miller GST (collectively, the "GST's"). All of the Shares Miller is deemed to beneficially own as the trustee for the GST's were purchased with money generated and held by the GST's. The purchase price for the Shares Miller is deemed to beneficially own as trustee of Catherine Miller GST was $116,095.00; the purchase price for the Shares Miller is deemed to beneficially own as trustee of Kimberly Miller GST was $126,651.25 and the purchase price for the Shares Miller is deemed to beneficially own as trustee of Lloyd I. Miller GST was $95,776.50. Miller is the custodian to certain accounts created pursuant to the Florida Uniform Gift to Minors Act ("UGMA") for Alexandra Miller ("Alexandra UGMA") and for Lloyd I. Miller IV ("Lloyd IV UGMA" and together with Alexandra UGMA, the "Miller UGMA's"). All of the Shares Miller is deemed to beneficially own in the Miller UGMA's were purchased with money held by the Miller UGMA's. The purchase price for the Shares which Miller is deemed to beneficially own as the custodian to the Alexandra UGMA was $173,539.50. The purchase price for the Shares which Miller is deemed to beneficially own as the custodian to the Lloyd IV UGMA was $97,358.00. Dail Miller is Miller's wife. All of the Shares Miller is deemed to beneficially own as Dail Miller's spouse were purchased with personal funds held by Dail Miller. The purchase price for the Shares Miller is deemed to beneficially own as Dail Miller's spouse was $35,504.00. Dail Miller is the custodian for certain UGMA accounts for the benefit of Tyler Dulmage ("Tyler UGMA") and Wylie Dulmage ("Wylie UGMA" and together with Tyler UGMA, the "Dail UGMA's"). All of the Shares Miller is deemed to beneficially own in the Dail UGMA's were purchased with money held by the Dail UGMA's. The purchase price for the Shares which Miller is deemed to beneficially own as the spouse of the custodian to the Tyler UGMA was $10,907.00 and the purchase price for the Shares Miller is deemed to beneficially own as the spouse to the custodian to the Wylie UGMA was $10,907.00. Lloyd I. Miller LLC ("LLC") is a Limited Liability Company of which Miller has sole control. All of the Shares Miller is deemed to beneficially own in LLC were purchased with money which was generated and held by LLC. The purchase price for the Shares held by LLC was $47,934.75. Miller is Co-Trustee with Kimberly Miller of Lloyd/Kimberly ("KSMTR"). As investment counsel therefore Miller may exercise sole rights to vote Shares and sell personal property. The purchase price for the Shares held by KSMTR was $46,791.50.


Item 4.      Purpose of the Transaction

       Miller considers his beneficial ownership reported herein of the 5,860,568 Shares, (which amount includes 756,233 Shares which he is deemed to beneficially own as a holder of warrants) as an investment in the ordinary course of business. From time to time, Miller may acquire additional Shares or dispose of all of some of the Shares which he beneficially owns. Miller has filed this report because he was elected to the Company's board of directors on May 24, 2000. Other than becoming a board member, and engaging in activities as a member of the board of directors, Miller does not have any plans or proposals that relate to the matters described in Item 4 of Schedule 13D.

Item 5.      Interest in Securities of the Issuer

       (a) Miller is deemed to beneficially own 5,860,568 (14.4% of the outstanding Shares, based on 40,078,543 Shares outstanding pursuant to the Company's Quarterly Report on Form 10-Q for the quarter ended June 28, 2000). As of the date hereof, 101,200 of such beneficially owned Shares are owned of record by Trust A-1, 124,800 of such beneficially owned Shares are owned of record by Trust A-2, 80,900 of such beneficially owned Shares are owned of record by Trust A-3, 1,400,484 of such beneficially owned Shares (and 352,743 Shares which Miller may be deemed to beneficially own by his ownership of immediately exercisable warrants) are owned of record by Trust A-4, 440,874 of such beneficially owned Shares are owned of record by Trust C, 450,600 of such beneficially owned Shares (and 14,205 Shares which Miller may be deemed to beneficially own by his ownership of immediately exercisable warrants) are owned of record by Milfam I, L.P., 994,436 of such beneficially owned Shares (and 383,293 Shares which Miller may be deemed to beneficially own by his ownership of immediately exercisable warrants) are owned of record by Milfam II, L.P., 1,343,241 of such beneficially owned Shares (and 5,992 Shares which Miller may be deemed to beneficially own by his ownership of immediately exercisable warrants) are owned of record by Miller directly, 34,700 of such beneficially owned Shares are owned of record by Alexandra UGMA, 23,000 of such beneficially owned Shares are owned of record by Catherine Miller GST, 20,000 of such beneficially owned Shares are owned of record by Dail Miller, 25,500 of such beneficially owned Shares are owned of record by Kimberly Miller GST, 18,500 of such beneficially owned Shares are owned of record by LLC, 19,500 of such beneficially owned Shares are owned of record by Lloyd I. Miller GST, 15,100 of such beneficially owned Shares are owned of record by Lloyd IV UGMA, 7,500 of such beneficially owned Shares are owned of record by KSMTR, 2,000 of such beneficially owned Shares are owned of record by Tyler UGMA and 2,000 of such beneficially owned Shares are owned of record by Wylie UGMA.

       (b) Miller has or may be deemed to have shared voting power and shared dispositive power for all such shares held of record by the Trusts, Dail Miller, Tyler UGMA and Wylie UGMA and sole voting power and sole dispositive power for all such shares held of record by Milfam I, L.P., Milfam II, L.P., Alexandra UGMA, Catherine Miller GST, Kimberly Miller GST, LLC, Lloyd I. Miller GST, Lloyd IV UGMA, KSMTR and Miller directly (see Item 6).

       (c) The following table details the purchase of shares by Miller, effected by Miller during the past 60 days. The transactions were all private transactions:

                                   TRUST A-4
--------------------------------------------------------------------------------
DATE OF TRANSACTION        NUMBER OF SHARES PURCHASED         PRICE PER SHARE
-------------------        --------------------------         ---------------
 October 12, 2000                    190,000                      $0.30

                                 MILFAM I, L.P.
--------------------------------------------------------------------------------
DATE OF TRANSACTION        NUMBER OF SHARES PURCHASED         PRICE PER SHARE
-------------------        --------------------------         ---------------
 October 12, 2000                   190,000                       $0.30

                                MILFAM II, L.P.
--------------------------------------------------------------------------------
DATE OF TRANSACTION        NUMBER OF SHARES PURCHASED         PRICE PER SHARE
-------------------        --------------------------         ---------------
 October 12, 2000                   190,000                       $0.30

                                     TRUST C
--------------------------------------------------------------------------------
DATE OF TRANSACTION        NUMBER OF SHARES PURCHASED         PRICE PER SHARE
-------------------        --------------------------         ---------------
 October 12, 2000                   190,000                         $0.30

                                    TRUST A-1
--------------------------------------------------------------------------------
DATE OF TRANSACTION        NUMBER OF SHARES PURCHASED         PRICE PER SHARE
-------------------        --------------------------         ---------------
 October 12, 2000                   100,000                         $0.30

                                    TRUST A-2
--------------------------------------------------------------------------------
DATE OF TRANSACTION        NUMBER OF SHARES PURCHASED         PRICE PER SHARE
-------------------        --------------------------         ---------------
 October 12, 2000                   100,000                         $0.30

                                    TRUST A-3
--------------------------------------------------------------------------------
DATE OF TRANSACTION        NUMBER OF SHARES PURCHASED         PRICE PER SHARE
-------------------        --------------------------         ---------------
 October 12, 2000                    30,000                         $0.30

                                  LLOYD MILLER
--------------------------------------------------------------------------------
DATE OF TRANSACTION        NUMBER OF SHARES PURCHASED         PRICE PER SHARE
-------------------        --------------------------         ---------------
 October 12, 2000                 1,000,000                         $0.30

                                      DAIL
--------------------------------------------------------------------------------
DATE OF TRANSACTION        NUMBER OF SHARES PURCHASED         PRICE PER SHARE
-------------------        --------------------------         ---------------
 October 12, 2000                    10,000                         $0.30



       (d) Parties other than Miller have the right to receive and/or to direct the receipt of dividends from, or proceeds from, the sale of such securities.

(e)  Not Applicable

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

       The Trust Agreement provides:

       The Trustee shall not make any investments, reinvestments or changes in investments of the assets of Trust A without first consulting with and obtaining the advice of the advisor. The Trustee need not act in accordance with the advice and counsel of the advisor, but if it does so, the Trustee shall not be liable to any person for or as a result of any action or failure to act if in accordance with such advice and counsel. The Trustee need not obtain the advice and counsel of the advisor if the Trustee requests such advice and counsel in writing and if the advisor fails to reply to the Trustee within five days from the date of such request by telephone, telegram, mail or in person.

       The Operating Agreement provides:

       While Lloyd I. Miller, III serves as manager, he shall have complete control over all of the affairs of Milfam LLC and need not seek the consent or approval of any Member with respect to any action.

       The Milfam I Partnership Agreement provides:

       The General Partner shall have the full and exclusive right to manage and control the business and affairs of Milfam I, L.P. and to make all decisions regarding the affairs of Milfam I, L.P. In the course of such management, the General Partner may acquire, encumber, hold title to, pledge, sell, release or otherwise dispose of Partnership Property and interests therein when and upon such terms as it determines to be in the best interest of the Milfam I, L.P. The General Partner shall have all of the rights, powers and obligations of a partner of a partnership without limited partners, except as otherwise provided under the Act.

       The Milfam II Partnership Agreement provides:

       The General Partner shall have the full and exclusive right to manage and control the business and affairs of Milfam II, L.P. and to make all decisions regarding the affairs of Milfam II, L.P. In the course of such management, the General Partner may acquire, encumber, hold title to, pledge, sell, release or otherwise dispose of Partnership Property and interest therein when and upon such terms as it determines to be in the best interest of the Milfam II, L.P. The General Partner shall have all of the rights, powers and obligations of a partner of a partnership without limited partners, except as otherwise provided under the Act.

Item 7.      Materials to be Filed as Exhibits:

Exhibit     Document


99.1 Amended and Restated Trust Agreement, dated September 20, 1983, between Lloyd I. Miller and PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio).

99.2        Operating Agreement of Milfam LLC, dated December 10, 1996.

99.3        Milfam I, L.P. Partnership Agreement, dated December 11, 1996.

99.4        Milfam II, L.P. Partnership Agreement, dated December 11, 1996.

After reasonable inquiry and to the best knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct.



Dated:       October 23, 2000



                                      By:      /s/ Lloyd I. Miller
                                         ---------------------------------------
                                                  Lloyd I. Miller, III

                                  EXHIBIT INDEX



Exhibit           Document


EX-99.1           Amended and Restated Trust Agreement

EX-99.2           Operating Agreement of Milfam LLC

EX-99.3           Milfam I, L.P. Partnership Agreement

EX-99.4           Milfam II, L.P. Partnership Agreement